Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	Nine Months Ended July 26, 2015		Fiscal Year Ended
			October 26, 2014		October 27, 2013		October 28, 2012		October 30, 2011		October 31, 2010
Income from continuing operations before taxes	1,201		1,448		350		316		2,378		1,387
Add adjustments:
Fixed charges	81		109		109		109		74		34

Income from continuing operations before taxes and fixed charges	1,282		1,557		459		425		2,452		1,421

Fixed charges:
Interest expense (b)	72		96		96		96		60		21
Amortization of discounts and capitalized expenses related to indebtedness	1		2		2		2		1		—
Estimated interest component of rental expense	8		11		11		11		13		13

Total fixed charges from continuing operations	81		109		109		109		74		34

Ratio of earnings to fixed charges (a)	15.8	x	14.3	x	4.2	x	3.9	x	33.1	x	41.8	x

(a)	The ratio of earnings to fixed charges was computed by dividing income from continuing operations before taxes and fixed charges by the fixed charges from continuing operations for the periods indicated. Fixed charges from continuing operations include interest expense, amortization of discounts and debt issuance costs and 30% of rental expense, which Applied considers to be a reasonable approximation of the interest factor included in rental expense.
(b)	Interest expense does not include interest expense related to uncertain tax positions as a component of fixed charges. Interest expense related to uncertain tax positions is included as a component of provision for income taxes.